KWESST Provides Corporate Update Ahead of Fiscal Q2 2024 Results

▪ Up to $75M in stable revenue visibility from military digitization contracts through 2028

▪ MOU signed with University of Ottawa to hire software coding graduates

▪ KWESST working with large Canadian police agency as first adopter of KWESST LightningTM in advance of full market release

▪ ARWEN scaling to multiples of historical revenue, major agencies continue evaluations of PARA OPS

OTTAWA, April 30, 2024 - KWESST Micro Systems Inc. (NASDAQ: KWE, TSXV: KWE, KWE.WT. U) ("KWESST" or the "Company") is pleased to report on progress in the business ahead of filing its fiscal Q2 financial results on May 14, and to provide an outlook of revenue ramp-up and corporate developments. All amounts in CAD unless stated otherwise.

Multi-year military digitization contract ramp-up

On March 21st, 2024, the Company reported on a pending sub-contract with a global defense contractor to provide digitization services similar to the DSEF program with a maximum work share to KWESST of up to $48M over the initial 6-year period. KWESST is pleased to report today that its global defence contractor customer has stated KWESST will receive a draft of the contract within the coming week, with the first task orders under the contract expected to commence very shortly. Additionally, KWESST has been engaged by the customer at the working-level to begin reviewing work tasks to accelerate the program startup. "We already have software engineers on staff ready to begin this work," said Sean Homuth, KWESST President and CEO.

In late fiscal Q1 KWESST began the ramp-up of the Canadian Department of National Defense ("DND") DSEF contract with its joint venture partners, Thales Canada and Akkodis Canada. As announced May 2, 2023, KWESST expects to perform up to $27M in software development work under the $136M DSEF program over the initial five years of the contract, with five additional option years. While KWESST has been successful at steadily staffing toward the eleven positions on initial taskings, DND has recently announced a suspension of acceptance of new submissions, potentially delaying the onboard of three of the seven candidates already submitted and deferring acceptance of submissions for the remaining four candidates. KWESST is working with its JV partners and DND customer to address questions related to the recent announcement to assess and mitigate the impact this may have on short-term business outcomes. The Company does not expect this to impact the Company's overall potential revenue over the remaining life of the contract.

As part of the ramp-up and fulfillment of this military digitization work the Company reported that it has signed a Memorandum of Agreement (MOU) with the University of Ottawa to provide employment for graduates of the university's software coding programs for indigenous students and for veterans of the Canadian Armed Forces.

KWESST LightningTM SaaS app

In response to customer demand, KWESST is announcing the offering a pre-release version of its LightningTM TAK-based situational awareness solution, with special pricing to public safety agencies up to a total number of 1,500 users. Under this offering, KWESST is working with one large Canadian police agency to supply LightningTM to over 300 lead-users as a first step towards a wider rollout, and with the goal of refining the requirements of the full commercial release later this calendar year. "This exciting first roll-out of the LightningTM app under our SaaS model is important validation of the interest and an important opportunity to work directly with the public safety community in the product's refinement," said Sean Homuth. "LightningTM makes it easy and affordable for first responders to dynamically share situational awareness in real time employing the U.S. government Team Awareness Kit (TAK) software that many agencies are seeking to adopt throughout North America."

A complementary product offering with KWESST LightningTM is the Company's TAK-enabled "T-SAS" Tactical Surveillance And Sniper system that streams real-time video to incident commanders and responders for shared situational awareness during operations. The first such system has been adopted by a G7 capital city and was recently demonstrated at an invitation-only overseas gathering of elite police tactical units, where it was received with serious interest and follow-on plans to include it for operational testing at a major upcoming international event.

Non-Lethal Products

The ARWEN product line continues to scale up with new outsourced production and driven by growing requirements in the public safety market. "And this will include revenue from the new 40mm baton cartridge currently undergoing evaluation by several major police agencies in North America," added Homuth. "This new cartridge addresses the much larger world market for cartridges in the 40mm caliber vs. our traditional 37mm cartridge. Based on early interest we expect the new 40mm will be a significant driver of growth in the near-term, and another source of recurring revenue."

Further to the announcement of February 28, 2024, the Company reported that negotiations with O'Dell Engineering to complete a definitive agreement for distribution of the ARWEN and PARA OPS product lines in Canada, including an initial stocking order, are ongoing and expected to conclude in the coming weeks.

Meanwhile, demonstrations and evaluations of the new PARA OPS non-lethal system continue with police and security agencies, with a major demonstration to more than 100 agencies scheduled at an invitation-only event hosted by LAPD in early June.

Latest investor presentation

The Company also noted that its latest investor presentation is posted on the KWESST web site (kwesst.com) under the Investor Information tab and includes additional updated information on the Company's products and outlook.

About KWESST

KWESST (NASDAQ: KWE and KWESW) (TSXV: KWE) (FSE: 62UA) develops and commercializes breakthrough next- generation tactical systems for military and security forces. The company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK. The company also has a new proprietary non-lethal product line branded PARA OPSTM with application across all segments of the non-lethal market, including law enforcement. The Company is headquartered in Ottawa, Canada with representative offices in London, UK and Abu Dhabi, UAE.

For more information, please visit https://kwesst.com/

Contact:

David Luxton, Executive Chairman: luxton@kwesst.com

Sean Homuth, President and CEO: homuth@kwesst.com

Jason Frame, Investor Relations: frame@kwesst.com 587.225.2599

Forward-Looking Information and Statements

This press release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "foresees", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of KWESST's management and are based on assumptions and subject to risks and uncertainties. Although KWESST's management believes that the assumptions underlying such statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting KWESST, including KWESST's inability to secure contracts, statements of work and orders for its products in 2024 and onwards for reasons beyond its control, the renewal or extension of agreements beyond their original term, the granting of patents applied for by KWESST, inability to finance the scale up to full commercial production levels for its physical products, inability to secure key partnership agreements to facilitate the outsourcing and logistics for its Arwen and PARA OPS products, overall interest in KWESST's products being lower than anticipated or expected; general economic and stock market conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the inability of KWESST to implement its business strategies; risks and uncertainties detailed from time to time in KWESST's filings with the Canadian Security Administrators and the United States Securities and Exchange Commission, and many other factors beyond the control of KWESST. Although KWESST has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and KWESST undertakes no obligation to publicly update or revise any forward- looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.